Mail Stop 4561

November 30, 2006

Syed Irfan Husain
President, Chief Executive Office, Chief Financial Officer, and Chairman of the Board
American Business Holdings Inc.
1223 Wilshire Boulevard, Suite 851
Santa Monica, CA 90403

Re: **American Business Holdings Inc.**
        Amendment No. 5 to Registration Statement on Form SB-2
        File No. 333-132429
        Filed on November 16, 2006

Dear Mr. Husain:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Data, page 1

1.   The revenue amount for the nine months ended September 30, 2006 does not agree to the statement of operations on page F-2. Please revise.

Management's Discussion and Analysis, page 13

Results from Operations, page 14

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005, page 15

Revenues, page 15

2.   We note that while revenues have increased slightly in 2006 over the comparable period in 2005, a significant portion of your revenues in 2006 result from a one-time sale to a single customer during the quarter ended June 30, 2006. This corresponds with a decrease in revenues for the three months ended September 30. Please expand your disclosure to discuss the change in revenues adjusted for $1 million from a single customer.

Statements of Cash Flows, page F-5

3.   Please explain to us why you have a negative adjustment for depreciation expense in your statement of cash flows for the nine months ended September 30, 2005. In addition, please advise us why the $404,163 adjustment for depreciation expense for the nine months ended September 30, 2006 does not agree to the amount disclosed for depreciation expense in Note 4 on page F-9. Please revise your financial statements and footnote disclosures as necessary.

Financial Statement Footnotes, page F-6

Note 1. Summary of Significant Accounting Policies, page F-6

Concentrations of Risk, page F-8

4.   Please amend your disclosure to disclose the total amount of revenue derived from the customer that represents 10% or more of total sales. Refer to paragraph 39 of SFAS 131.

Note 2. Accounts Receivable, page F-8

5.   You disclose that accounts receivable historically have been immaterial, and therefore an allowance is not necessary. We note that accounts receivable is increasing as a percentage of total assets. Please explain to us how you have determined that an allowance for bad debts is unnecessary, including an analysis of your outstanding accounts receivable.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Beshears, Senior Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Gregg E. Jaclin, Esq. *(via fax)*